Exhibit 99

FOR RELEASE:                           CONTACT:
Date: August 12, 2003                  Lisa Lopez
Time: 8:30 am                          Tel. (781) 356-9517
                                       Alternate Tel. (617) 320-2401
                                       fallon@haemonetics.com



          HAEMONETICS ANNOUNCES REORGANIZATION TO ALIGN OPERATIONS
          --------------------------------------------------------
                          WITH GROWTH OPPORTUNITIES
                          -------------------------

Braintree, MA, August 12, 2003 - Haemonetics Corporation today reported additional details regarding its previously-announced plan to divide the Company into two worldwide "Donor" and "Patient" divisions to better serve customers and align organizational structure and size with growth opportunities.

Brad Nutter, the Company's President and CEO, commented, "There are numerous emerging opportunities for growth at Haemonetics; our new structure will allow us to appropriately allocate resources and better capitalize on those opportunities. In addition, our flatter organization will better serve customers through speedier decision making and execution."

As a result of the reorganization, the Company reduced its worldwide workforce of 1,500 employees by approximately 4%. No facilities will be closed. The reductions will result in a reserve for severance and related costs of approximately $2.7 million. Annualized cost savings of approximately $4 million are expected.

Mr. Nutter commented, "Although the reorganization and its effects on some of our employees is difficult, Haemonetics is now organized, sized, and will be managed for the continued good health of the enterprise."

Haemonetics also reaffirmed that it remains on track to meet fiscal 2004 guidance including high single digit revenue growth; gross margin in the mid- to high 40% range; modest operating margin improvement over the previous year; a tax rate of 36%; positive contribution in the second half from foreign exchange of $0.05 to $0.10 compared with fiscal 2003; and earnings per share flat with those reported in fiscal 2003. The second quarter reserve for restructuring costs will not change the fiscal 2004 guidance.


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About Haemonetics Corporation

Haemonetics (NYSE: HAE) is a global company engaged in the design, manufacture and worldwide marketing of automated blood processing systems. These systems address important medical markets: surgical blood salvage, blood component collection, plasma collection, and blood component safety. Haemonetics has been recognized by Forbes magazine as one of the nation's best small companies. To learn more about Haemonetics, visit the Company's web site at http://www.haemonetics.com.

This release contains forward looking statements that involve risks and uncertainties, including technological advances in the medical field, product demand, market acceptance, regulatory and political uncertainties, the effect of economic conditions, the impact of competitive products and pricing, blood product reimbursement policies and practices, foreign currency exchange rates and other risks detailed in the Company's filings with the Securities and Exchange Commission. The forward looking statements are based on estimates and assumptions made by management of the Company and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results and experience could differ materially from the forward looking statements.

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